Exhibit 99.1

Simcere Pharmaceutical Group Announces Shareholders’ Approval of the Merger Agreement

NANJING, China, December 19, 2013— Simcere Pharmaceutical Group (“Simcere” or the “Company”) (NYSE: SCR), a leading pharmaceutical company specializing in the development, manufacturing, and marketing of branded and proprietary pharmaceuticals in China, today announced that at an extraordinary general meeting held today, the Company’s shareholders voted in favor of the proposal to authorize and approve the previously announced Agreement and Plan of Merger dated August 28, 2013 (the “Merger Agreement”) among the Company, Simcere Holding Limited (“Parent”) and Simcere Acquisition Limited (“Merger Sub”), pursuant to which Merger Sub will be merged with and into the Company with the Company surviving as a wholly owned subsidiary of Parent (the “Merger”), and any and all transactions contemplated by the Merger Agreement, including the Merger.

Approximately 81.6% of the Company’s total outstanding ordinary shares voted in person or by proxy at today’s extraordinary general meeting. Of these ordinary shares voted in person or by proxy at the extraordinary general meeting, approximately 99.84% were voted in favor of the proposal to authorize and approve the Merger Agreement and any and all transactions contemplated by the Merger Agreement, including the Merger.

The parties expect to complete the Merger as soon as practicable, subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement. If the Merger is completed, the Company will become a privately held company and its American depositary shares will no longer be listed on the New York Stock Exchange.

About Simcere Pharmaceutical Group

Simcere Pharmaceutical Group (NYSE: SCR) is a leading pharmaceutical company specializing in the development, manufacturing, and marketing of branded and proprietary pharmaceuticals in China. Simcere concentrates its research and development efforts on the treatment of diseases with high incidence and/or mortality rates and for which there is a clear demand for more effective pharmacotherapy such as cancer, strokes, cardiovascular disease, infectious diseases and pain. For more information about Simcere Pharmaceutical Group, please visit www.simcere.com.

Investor and Media Contacts:

Email: ir@simcere.com

In Nanjing: Vivien Liang Simcere Pharmaceutical Group Tel: 86-25-8556-6666 x 8857	In the United States: Cindy Zheng Brunswick Group LLC Tel: 1-212-333-3810
In Beijing: Yue Yu Brunswick Group Tel: 86-10-5960-8600